MJP International Ltd.
2806, 505 - 6th Street SW,
Calgary, Alberta,
Canada T2P 1X5.
Telephone: (403) 237 – 8330

October 4, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel
Assistant Director

Dear Sirs:

Re:	MJP International Ltd. (“the Company”)
Registration Statement on Form S-1
File No. 333-188152
Filed October 3, 2013

Further to the filing of our amended Registration Statement on Form S-1 filed on October 3, 2013, we write to update our response to your letter to the Company dated August 2, 2013 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	We note your response to comment 12, but have not received the materials you reference. Upon receiving them, we may have additional comments.

Response: We have delivered copies of the requested materials to your offices concurrently with your response.

Results of Operations of MJP International Ltd. for the period from July 19, 2010 (inception) to March 31, 2013, page 33

2.

Please delete your results of operations discussion since inception. In addition, provide a discussion your results of operations for the nine months ended March 31, 2013 as compared to the nine months ended March 31, 2012.

Response: We have updated the disclosure as requested and updated our financial information to include the audited consolidated financial statements of MJP International Ltd. for the year ended June 30, 2013.

Liquidity and Financial Condition of MJP International as of March 31, 2013

3.	Please provide a more detail discussion of your liquidity and financial condition. We note your cash requirements discussion on page 32.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Response: We have elaborated the discussion of liquidity and financial condition as requested.

4.	Revise your cash flows table to present your cash flows for the nine months ended March 31, 2013 and 2012.

Response: We have updated our financial information to include audited consolidated financial statements of MJP International Ltd. for the year ended June 30, 2013 and revised our cash flow tables accordingly.

Company Financial Statements

Interim Consolidated Balance Sheet, page F-15

5.	Please revise the title, “Deficit,” to “Deficit accumulated during the development stage”.

Response: We have updated the disclosure as requested.

Interim Consolidated Statement of Stockholders’ Equity, page F-17

6.

We note your response to comment 20. The acquisition should be treated as a recapitalization of you, MJP International Ltd., with MJP Lightning Solutions Ltd. as the acquirer (reverse acquisition). Accordingly, please revise to present the stockholders’ equity of the MJP Lightning Solutions Ltd including its wholly-owned subsidiary, MJP Holdings Ltd, and adjust such equity to reflect the legal capital of you.

Response: We have revised our financial information to account for the acquisition of MJP Lighting Solutions Ltd. as a reverse acquisition. Accordingly, we have revised the Interim Consolidated Statement of Stockholders’ Equity to present the stockholders’ equity of MJP Lighting Solutions Ltd.

Interim Consolidated Statement of Stockholders’ Equity, page F-17 Interim Consolidated Statements of Cash Flows, page F-18

7.	Please tell us how the $120,694 net proceeds from the issuance of common shares were determined. We note that 3,958,500 shares were issued for $0.03 per share.

Response: The net proceeds from our issuance of 3,958,500 shares at Cdn$0.03 per share were Cdn$118,755 or US$120,679. With the US$15 for the 120,000 founder shares, this brings the total share capital amount to US$120,694.

Note 1 – Nature and Continuance of Operations, page F-19

8.

We note your response to comments 2, 27 and 29. Based on your revised disclosures, it appears that the December 10, 2012 transaction should be accounted for as a reverse recapitalization and not as a business combination between entities under common control. We understand that the shareholders of MJP BVI were not shareholders of you prior to such transaction. Immediately after the transaction, the shareholders of MJP Lighting Solutions Ltd. owned 98.8% of you. Revise your accounting and disclosures accordingly.

Response: We accept that the acquisition of MJP Lighting Solutions Ltd. should be accounted for as a reverse recapitalization of our company. We have revised our accounting and disclosures accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-21

Recent Accounting Pronouncements, page F-25

9.	Since you adopted ASC 2011-11, please revise the last sentence to disclose the impact of the adoption.

Response: We have determined that the adaptation of ASC - 2011 – 11 has no impact on the financial statements.

Note 3. Transaction, page F-26

10.

We note your response to comment 30. Based on your response and the accounting for the transaction as a reverse acquisition, it does not appear to be appropriate to recognize the $360,000 compensation expense. Please revise or advise.

Response: We have now treated the acquisition of MJP Lighting Solutions Ltd. as a reverse acquisition. Accordingly, the $360,000 compensation expense is deleted.

Yours truly,

MJP INTERNATIONAL LTD.

Per: /s/Tong Tang
Tong Tang
Its: President